2023 REPORT

Amai


Join us
in
taking a bite
out of
climate change!
"YES, YOU CAN EAT YOUR CUP!"
The New York Times
The NY Times lists edible cups as a top food trend for 2022
Amai

LETTER

Dear investors,

This past year has been very busy and exciting, filled with lots of forward movement and a few setbacks. We saw the completion of our R&D facility and are now able to manufacture 2-3k cups per month. We have not been actively selling due to limited capacity and bandwidth, but customers keep finding us! Inquiries are coming in weekly from all over the world and we see so much potential once we're producing at scale. We've been hard at work talking with investors and banks to fund our high-volume expansion and have engaged with Foxconn in Taiwan to fabricate the new line. We are co-developing this first-of-its kind production equipment and will co-own IP on the manufacturing line. We've also been busy creating a brewer's spent grain recovery eco-system here in San Diego to supply our ingredients in a sustainable way. Sports

venues, airlines, and national coffee chains have all expressed interest in our cups and are evaluating samples. This was without any targeted sales and marketing efforts. We plan to engage with a sales person(s) to secure large accounts and LOIs as soon as we have the runway to support these activities. Thank you for your investment in Amai and we look forward to great progress in the upcoming year.Sincerely, Jeannine Davison

We need your help!

Raising our next round of capital ($4.5M) for equipment, facility buildout and runway is crucial right now and we are pursuing any and all paths. We need help manufacturing cups to fill current orders, and with sales to secure larger accounts. We feel we are very close to reaching our funding objectives, as we are engaged with CMTC, SBDC, San Diego Connect, and other organizations who are assisting us with many aspects of raising capital. We have also been approved by the California Climate Tech Fund for an 80% state-backed guarantee on a loan up to $5M. This has opened the door to talks with many lenders throughout the state.

Sincerely,

Jeannine Davison

Founder/CEO

Sven Davison

Co-Founder/COO

How did we do this year?



REPORT CARD

A-

☺ The Good

We finished building our R&D facility and established supplier partnerships for sourcing our upcycled ingredients.

We are able to manufacture 3k units/month and have acquired market data on >30k cups re: performance, price, applications.

We forged key vendor partnerships and have started the design and construction of our large-volume production line.

☹ The Bad

Raising capital is taking more time than anticipated. We are engaged with VCs, lenders, and angels, pursing all paths.

Still working to secure LOIs from large potentials. Limited bandwidth is causing delay, not resistance.

We had to pivot away from a major equipment supplier, after investing a lot of time, due to their inability to meet our needs.

2023 At a Glance

January 1 to December 31





$$$$



$4,385 +48%
Revenue



-$308,383
Net Loss



$198,615 +535%
Short Term Debt



$383,909
Raised in 2023



$125,022
Cash on Hand

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit



$2,956

$4,385

-$96,063

-$308,383



Net Margin: -7,032%   Gross Margin: -776%   Return on Assets: -96%   Earnings per Share: -$0.33

Revenue per Employee: $2,193   Cash to Assets: 39%   Revenue to Receivables: ~   Debt Ratio: 119%

⬦ Financial_Statements_12.2023_Amai.pdf   ⬦ Amai_LLC_FY08.2022.pdf

⬦ Amai_INC_FY12.2022_.pdf

We  Our 133 Investors

Thank You For Believing In Us

Sue Marshall	Mervin Mohamed	Bill Bolton	Muralitharan...	Meghan McClelland	Jacqueline Gardiner
Margaret Ronolder	Martin D.	Shelley Cartee	Hatem Rowaihy	Jennifer Indeliclae	William Bowen
Lynne Moses	Stan Michael Kramarz	Xiomara Medina	Jon Wettack	Sylvia Ramirez	Elba Cruz
Faisal Mohammed A...	Devin Curry	Melody Tennant	Luria Johnson	Allen J Gebert	Michael Quinn
Marcus Mendiola	Justin Will	Jeffrey Scales	Cody Heisinger	Steve Olson	Wythe Marschall
Leon Boone	E Gluckert	Kevin T. May	David Macario	Dominick Savillo	Susie Ogihara
Joan Knowlan	Christi Sifri	Vladimir Calugaru	Samuel Wein	Amy Pivo	Matt Goldberg
Kristin Popp	Nick Braver	David Tonneson	Bill Robinson	Suhas Patil	Norman Maxim
John Royliston	John Pagan	Juliann Murphy	Yuichiro KUZURYU	Lev Freedman	Serg Dmitriev
Roderick Herron	Cole Tarbet	Arlene Borg, Realtor	Rainer Filthaut	Stephen Mills	Chetan Patadiya
Pravin Betala	Russell Dowe	Heath Gordon	Christopher Antonelli	Felix Vayssieres	Chirag Thakral
Dan WELCH	Mary Jayne Rogers	Elizabeth Moore	Jonathan Scott Gavin	Kimberly Aronsen	John Z
Cristian Dan Pirnog	Michael H Davison	Brian Drummond	Kyle Martin	Donna Thomas	Robert Milewski
Tim Huisman	Andrew Corn	James Burress	Yannick Henriette	Brian Hogan	Aleksandra Cavender
Elise Monaco	Eduard Bogel	Faustina Iroha	Eric Pfitzenmaier	Timothy Stumpff	Tim Hoffman
Jeremy Lopez	Shawn A Yarley Show	Joy Pollard	Ashwin Patel	Dennis Cavaille	Bjarne Kjaer
Jeffrey Warren	Dale Spiess	Michael Lee Mishler	Yolanda Levels	William A AVANCENA	Tom Fender
Kai Schaedlich	M Arbor	Alexandra Moeser	Danny Griffith	Klaudia Weber	Louise Pedersen
Judy Tipton	Anne Alman	Christine Bistline	Karen Keller-Klein	Mason Stangl	Mark D Stannard
Brian Inouye	Jason E				

Thank You!

From the Amai Team



Jeannine Davison 🔗

Founder/CEO

Former GM & VP of Operations at Panasonic Hollywood Labs, Jeannine has over 30 years experience in product development through high-volume...



Sven Davison 🔗

Co-Founder/COO

Sven has 25 years of operational and marketing experience. Former VP at Twentieth Century Fox and Sony, Sven brings over two decades of experience in new product...



Laura H

Supply Chain & Distribution

Over 20 years leading global supply chains as VP for Activision's Guitar Hero, Nike, Meta's Oculus/Portal, and CO...



Sue Marshall 🔗

Advisory Board

Founder & CEO, NETZRO. Sue is a pioneer in the Upcycled Food movement and co-founder of the Upcycled Food Association.



Deanna Smith

Advisory Board

President & Founder of Gluten Not Included Inc. Deanna's



Sandra Cavender

Brand Strategy & Design

Sandra is a seasoned advertising professional with

Gluten-Free Bakery is one of the largest in the U.S. Her...

experience developing impactful visual assets and...



Peter Kordell

Advisory Board

Peter Kordell founded the Coachella Valley Innovative Research Institute, a non-profit agricultural center focusing on...



Marcy Natkin

Advisory Board

Disney Corporate Social Responsibility Programs Manager. Marcy leads Disney's initiative to promote healthy...

Details

The Board of Directors

Director	Occupation	Joined
Sven Davison	COO @ Amai Inc.	2019
Jeannine Davison	CEO @ Amai Inc.	2019

Officers

Officer	Title	Joined
Sven Davison	COO	2019
Jeannine Davison	CEO	2019

Voting Power

Holder	Securities Held	Voting Power
Jeannine Davison	650,000 Common Stock	69.2%
Sven Davison	290,000 Common Stock	30.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2022	$100,000		Section 4(a)(2)
08/2022	$75,000	Safe	Section 4(a)(2)
08/2022	$11,360	Common Stock	Section 4(a)(2)
04/2023	$383,909		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Mary Crotty ❓	05/01/2022	$100,000	$101,824 ❓	2.0%	05/01/2027	Yes

Related Party Transactions

Name	Karen Keller-Klein
Amount Invested	$160,000
Transaction type	Loan
Issued	09/05/2023
Outstanding principal plus interest	$166,400 as of 03/2024
Interest	4.0 per annum
Maturity	03/01/2030
Relationship	Co-Founder's Mother

Loan taken on September 5, 2023. First payment due on March 1, 2024. Payments are monthly for 72 months. Loan has simple interest of 4%.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000,000	940,000	Yes

Warrants:	0
Options:	50

Form C Risks:

If we are unable to scale fast enough, the door opens for new competitors to enter this space. It is crucial that we secure two large volume automated machines within the next 12-18 months to bring our cost per unit down and meet the anticipated demands of this emerging market.

It is difficult to compete directly with existing single-use cups at this stage. Because of massive volume production, most single-use cups are very inexpensive to produce and sell. Paper, plastic and styrofoam also have To-Go solutions and multiple sizes to fit every need. We have plans to develop lids and many more sizes, but our ability to compete on these merits alone will be limited in the beginning. Our pricing, however, competes head to head in the low volume, personalized label space.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

There could be legal issues with cup performance. We must ensure the integrity of the cup during production, transportation, and application.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Labor costs and ingredient sourcing are variables that have seen massive changes in recent months. Although things are recovering, the supply chain is still impacted at almost every link creating shortages and cost increases. Labor is also in short supply driving up hourly wages. Increases in the cost of living (in part due to supply chain issues) is putting even greater pressure to raise wages again. All of this can impact our timeline to reach profitability.

Consumer adoption could be slower than expected.
1) The cup may be perceived as a fad.
2) Misunderstanding or negative thoughts about upcycling and/or eating "food waste."
3) Not yet priced for mass market adoption. Focus is on sustainably-minded companies and consumers.

We believe we'll need to raise at least $4.75M in order to reach profitability. We believe that is the amount needed to generate size-able revenue and purchase two high volume production lines. If we are unable to raise enough capital we may never be able to scale the business fast enough to turn a profit.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the

make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred

discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Amai Inc.

Delaware Corporation
Organized March 2019
2 employees
6441 Goldenbush Drive

Carlsbad CA 92011 http://www.amai.earth

Business Description

Refer to the Amai profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Amai is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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